UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 29, 2020, Mereo BioPharma Group plc (the “Company”) issued a press release announcing the Company’s financial results for the six months ended June 30, 2020. In addition, the Company is submitting with this Form 6-K its unaudited condensed consolidated financial statements as of June 30, 2020 and for the six months then ended.

Exhibit Index

Exhibits

99.1	Press release, dated September 29, 2020, announcing the Company’s financial results for the six months ended June 30, 2020.

99.2	Unaudited condensed consolidated financial statements as of June 30, 2020 and for the six months then ended.

101	Financial Statements, formatted in XBRL (eXtensible Business Reporting Language).

The XBRL related information in Exhibit 101 to this Form 6-K shall not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-239708), filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2020, and on Form S-8 (File Nos. 333-236498 and 333-231636), filed with the SEC on February 18, 2020 and May 21, 2019, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2020

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel